United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of November, 2012

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS

* Notice of Shareholders' meeting

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Juan Antonio Quiroga Garcia

___________________________
Juan Antonio Quiroga Garcia
Chief Corporate Officer
Date: November 28, 2012

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Corporate Governance and Audit Committees of the Board of Directors of GRUMA, S.A.B. DE C.V., in the meetings held on November 23, 2012, at 10:00 a.m. and 11:00 a.m., respectively, the Shareholders of the Company are hereby called to a General Ordinary Shareholders' Meeting which will be held on December 13, 2012 at 9:00 a.m. in the ''TRIANON'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL ORDINARY SHAREHOLDERS' MEETING

  Proposal to increase the maximum amount of funds to be used for the repurchase of shares of the Company during the fiscal year 2012.

  Election of the members of the Board of Directors, its Secretary, and their corresponding Alternates, determination of the independence of the proposed Board Members with such quality, and the approval of their compensations.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to have the right to attend and vote at the corresponding General Shareholders' Meeting, as provided by Articles 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, November 28, 2012

/S/
___________________________________
DR. JUAN DIEZ-CANEDO RUIZ
CHAIRMAN OF THE CORPORATE GOVERNANCE AND
AUDIT COMMITTEES OF THE BOARD OF DIRECTORS

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Corporate Governance and Audit Committees of the Board of Directors of GRUMA, S.A.B. DE C.V., in the meetings held on November 23, 2012, at 10:00 a.m. and 11:00 a.m., respectively, the Shareholders of the Company are hereby called to a General Extraordinary Shareholders' Meeting which will be held on December 13, 2012 at 10:00 a.m. on first notice, in the ''TRIANON'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal for the inclusion of Article Twelfth Bis in the Company's Bylaws in order to acknowledge in such Bylaws the existence of the Shareholders' Agreement executed between Mr. Roberto Gonzalez Barrera, Archer-Daniels-Midland Company and Gruma, S.A.B. de C.V., on August 21, 1996 and its subsequent amendments, as it has been previously disclosed to the public.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to have the right to attend and vote at the corresponding General Shareholders' Meeting, as provided by Articles 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, November 28, 2012

/S/
___________________________________
DR. JUAN DIEZ-CANEDO RUIZ
CHAIRMAN OF THE CORPORATE GOVERNANCE AND
AUDIT COMMITTEES OF THE BOARD OF DIRECTORS

NOTICE OF SHAREHOLDERS' MEETING

As resolved by the Corporate Governance and Audit Committees of the Board of Directors of GRUMA, S.A.B. DE C.V., in the meetings held on November 23, 2012, at 10:00 a.m. and 11:00 a.m., respectively, the Shareholders of the Company are hereby called to a General Extraordinary Shareholders' Meeting which will be held on December 13, 2012 at 10:30 a.m. on second notice, in the ''TRIANON'' Room of the Sheraton Ambassador Hotel located at Ave. Hidalgo Oriente No. 310, in Monterrey, Nuevo Leon, Mexico, in order to discuss and resolve the issues contained in the following:

AGENDA
GENERAL EXTRAORDINARY SHAREHOLDERS' MEETING

  Proposal for the inclusion of Article Twelfth Bis in the Company's Bylaws in order to acknowledge in such Bylaws the existence of the Shareholders' Agreement executed between Mr. Roberto Gonzalez Barrera, Archer-Daniels-Midland Company and Gruma, S.A.B. de C.V., on August 21, 1996 and its subsequent amendments, as it has been previously disclosed to the public.

  Designation of Special Delegates to comply with and formalize the resolutions adopted by the Shareholders' Meeting.

  Drafting, reading and, as the case may be, approval of the Minutes.

In order to have the right to attend and vote at the corresponding General Shareholders' Meeting, as provided by Articles 129 of the '' Ley General de Sociedades Mercantiles '' (Mexican Corporate Law) and Article 290 of the '' Ley del Mercado de Valores '' (Mexican Securities Law), the Shareholders must be registered as such in the Company's Share Registry and must deposit their shares with the Company's Secretariat or in any Mexican or Foreign Banking Institution or in any Institution for the Deposit of Securities. When the deposit is made at a Credit Institution, the Institution must issue the corresponding certificate and notify the Company's Secretariat the deposit of the shares, the name of the depositor and the depositor's representative, if applicable. If the shares are deposited in the S.D. Indeval, Institucion para el Deposito de Valores, S.A. de C.V., this Institution must give timely notice to the Company's Secretariat regarding the number of shares that each of its depositors maintains in said Institution, indicating whether the deposit is in their own name or on account of a third party, complementing the information with the lists of names that the depositors provide.

The deposit of shares, the delivery of the deposit certificate or the notices, if applicable, must be submitted to the Company's Secretariat at Rio de la Plata 407 Oriente, Colonia del Valle, San Pedro Garza Garcia, Nuevo Leon, Mexico, on or before the business day immediately preceding to the date of the Meeting, in order to obtain the admission card.

The Shareholders may be represented in the Meeting by representatives, through private proxies or through powers of attorney granted in the formats referred to in Article 49 section III, of the '' Ley del Mercado de Valores '' (Mexican Securities Law), which are available for the interested parties at the Company's Secretariat and through the financial intermediaries of the Securities Market.

Monterrey, Nuevo Leon, November 28, 2012

/S/
___________________________________
DR. JUAN DIEZ-CANEDO RUIZ
CHAIRMAN OF THE CORPORATE GOVERNANCE AND
AUDIT COMMITTEES OF THE BOARD OF DIRECTORS